UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission File Number 001-38802

Castor Maritime Inc.

Christodoulou Chatzipavlou 223, Hawaii Royal Gardens, Apart. 16, 3036 Limassol, Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Castor Maritime Inc. (the "Company") announced today it has entered into an “at-the-market” (“ATM”) Equity Distribution Agreement with Maxim Group LLC (“Maxim”) dated June 28, 2019.  Under the terms of the distribution agreement, the Company may, from time to time, sell shares of its common stock having an aggregate offering value of up to $10 million through Maxim.  The Company will determine, at its sole discretion, the timing and number of shares to be sold under this ATM facility.

A shelf registration statement (SEC File No. 333-232052) relating to these securities was declared effective by the Securities and Exchange Commission on June 21, 2019. The securities may be offered only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. When available, copies of the prospectus supplement and accompanying base prospectus related to the ATM offering may be obtained from the Securities and Exchange Commission's website at http://www.sec.gov .

This release does not constitute an offer to sell or the solicitation of offers to buy any securities of the Company, and shall not constitute an offer, solicitation or sale of any security in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASTOR MARITIME INC.

Dated: June 28, 2019

	By:	/s/ Petros Panagiotidis
Petros Panagiotidis
Chairman, Chief Executive Officer and Chief Financial Officer